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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ ENTERS TENDER FOR MACEDONIAN DISTRIBUTOR AD ESM

ENERGY CORPORATION CEZ PUBLICLY DECLARES INTEREST IN PRIVATIZATION TENDER FOR SOLE MACEDONIAN ELECTRICITY DISTRIBUTOR AD ESM.

"We take a serious interest in the Macedonian energy business, as it is located in our target region of southern Europe and connects to countries in which the CEZ Group is already actively pursuing business. It is to the advantage of CEZ that the energy market in the Czech Republic only recently underwent the kind of restructuring that is now being prepared for Macedonia as well. Today, CEZ is is one of the most profitable and least indebted European energy companies. We would love to carry over our experience into Macedonia, as we proceed on the way toward our goal to become number one on the electricity markets in Central and Southeastern Europe," said Martin Roman, chairman of the board and CEO of CEZ.

AD ESM supplies 721,000 final customers (consumers) and sells 4.4 TWh of electricity per year. Aside from its distribution activities, ESM also owns 11 small hydropower stations with a total installed capacity of 38 MW.

The annual power production in Macedonia is about 6.2 TWh of electricity, of which more than 75% is generated by heat power plants; the remaining 1.5 TWh is produced by hydropower plants. Imports make for almost 16% of the annual electricity consumption; the total consumption in 2004 was approximately 7.4 TWh and the consumption estimate for 2005 is 7.7 TWh.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CEZ, a. s.
                                        ----------------------------------------
                                        (Registrant)

Date:  December 23, 2005

                                             /s/ Libuse Latalova
                                        By:  -----------------------------------
                                             Libuse Latalova
                                             Head of Finance Administration